July 9, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-238215)—Supplement to Brighthouse Shield® Level Select Advisory Annuity Prospectus dated August 31, 2020

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-233239)—Supplement to Brighthouse Shield® Level Select 6-Year Annuity Prospectus dated November 18, 2019

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-233235)—Supplement to Brighthouse Shield® Level Select 3-Year Annuity Prospectus dated November 18, 2019

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on June 30, 2021 with regard to the post-effective amendments to the registration statements on Form S-3 (each, a “Post-Effective Amendment” and collectively, the “Post-Effective Amendments”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on April 7, 2021, which relate to supplements to the current prospectuses (each a “Supplement” and collectively, the “Supplements”) for each of: (1) Brighthouse Shield® Level Select Advisory Annuity (“Advisory Annuity”); (2) Brighthouse Shield® Level Select 6-Year

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July 9, 2021

Annuity (“6-Year Annuity”); and (3) Brighthouse Shield® Level Select 3-Year Annuity (“3-Year Annuity”), individual single premium deferred index-linked separate account annuity contracts (each a “Contract” and collectively, the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Supplements.

To facilitate the Staff’s review, we previously provided courtesy copies of each of the Supplements as well as the corresponding Prospectus for each of the Contracts. Unless indicated otherwise, page references herein are to the courtesy copy of the 6-Year Annuity Supplement provided to the Staff.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Supplements, the pages of the Supplements, as so revised, are filed herewith.

1.	General—Applicability of Staff Comments to Each Supplement

Comment:        Each of the Staff’s comments to the 6-Year Annuity should be assumed to apply to each of the other Supplements (i.e., for each of the Advisory Annuity and 3-Year Annuity).

Response:        The Registrant acknowledges the foregoing and has assumed that each of the Staff’s comments apply to all of the Supplements and, to the extent a disclosure revision has been made to one Supplement, a conforming revision has been made to all Supplements, unless specifically noted otherwise.

2.	General—Conforming Revisions

Comment:        Each of the Staff’s comments to particular disclosure should be assumed to apply to similar disclosure throughout each Supplement.

Response:        The Registrant acknowledges the foregoing and, to the extent a disclosure revision has been made in one instance, conforming revisions were made elsewhere in the Supplement, as applicable.

3.	Introductory Portion of Supplement; Availability of Performance Lock

a.        Comment:        The Staff notes that, as described in correspondence dated June 17, 2021 (the “Initial Response Letter”), the Registrant added explanatory disclosure to the introductory paragraph to provide Owners with a simple example of the Performance Lock—in response to the Staff’s initial comments on the Supplements provided via telephone on May 21, 2021, and specifically comment 4(a), as identified in the Initial Response Letter. Although the Staff believes that the additional disclosure is helpful, the Staff recommends that the Registrant provide more general information regarding the availability of the Performance Lock in the introductory paragraph, particularly since the “SHIELD OPTIONS” table is included towards the end of the Supplement. Please refer to the Staff’s prior comment 16(a), advising that

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July 9, 2021

the Registrant move the disclosure regarding the Availability of the Performance Lock to the beginning of the Supplements. In this regard, the Registrant may wish to add a sentence stating that the Performance Lock generally is available with each Shield Option, with the exception of those that have a Step Rate.

a.        Response:        In response to the Staff’s comment, the Registrant has added a new fourth sentence to the introductory paragraph of each Supplement as follows:

The Performance Lock generally is available with each Shield Option, with the exception of those Shield Options with a Step Rate.

b.        Comment:        Similarly, the Staff recommends clarifying in the introductory paragraph that the Supplement describes newly available Shield Options. (The Staff notes its prior comment 16.(c) in this respect.)

b.        Response:        In response to the Staff’s comment, the Registrant has added the word “new” in the following sentence in the introductory paragraph as follows:

This supplement also describes the availability of Shield 25 and Shield 15 Shield Options with new 1-Year Terms and an expanded availability of the Return of Premium death benefit.

4.	Incorporation by Reference of Current Prospectus

a.        Comment:        Please confirm whether the Registrant has considered the applicability of the incorporation by reference rules and form requirements and, if applicable, include a hyperlink for each current prospectus.

a.        Response:        The Registrant confirms that it has assessed the applicability of incorporation by reference rules and form requirements. The Registrant further notes that it has revised the first two sentences of the second paragraph on the first page of the Supplement to include hyperlinks to the current prospectuses as follows:

This supplement should be read in conjunction with the current prospectus for your Contract and should be retained for future reference. The Brighthouse Shield® Level Select 6-Year Annuity Prospectus dated November 18, 2019 is available here; the Brighthouse Shield® Level Select Advisory Annuity Prospectus dated August 31, 2020 is available here.

b.        Comment:        If appropriate, include in the Supplement and, as necessary, update disclosure under the caption “INFORMATION INCORPORATED BY REFERENCE” from the statutory Prospectus.

b.        Response:        The Registrant has reviewed the disclosure under the caption “INFORMATION INCORPORATED BY REFERENCE” from the statutory Prospectus and does not believe

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additional disclosure in the Supplement is necessary. In this regard, the Registrant believes that it is sufficiently clear which information and disclosures are incorporated by reference, including as to the financial statements, and the related financial statement schedules, of the Company, as addressed in the Supplement under the caption “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.”

5.	Notification and Methods of Communication

a.        Comment:        Disclose by what specific means of writing that the Company will inform Owners if the Performance Lock does not take effect. In addition—given the importance of the information—the Staff recommends providing Owners with a general timeframe as to when they can expect to be notified under the circumstances. If not practicable, the Staff believes that the disclosure in the first paragraph under the sub-header, “Locked Index Value,” under the caption “PERFORMANCE LOCK,” about how an Owner may contact the Annuity Service Office should be emphasized (e.g., “It may be in your best interests to contact the Annuity Service Office to find out if the Performance Lock has taken effect…etc.”)

a.        Response:        The Registrant does not believe it is practicable or necessary to identify the specific form of writing by which the Company will inform Owners if the Performance Lock does not take effect. The Registrant will use its normal means of communicating written documents to each Contract Owner and in accordance with the Owner’s expressed preference, if any. The Registrant of course appreciates the need to disclose pertinent information regarding Contract riders and how they operate. However, the Registrant believes that the inclusion of the specific means of communicating written documents for each aspect of the Performance Lock would add an unnecessary level of detail that that would lead to a denser disclosure document less likely to be read by Owners and more likely to require frequent updates. However, in light of the Staff’s comments regarding communications between the Company and Owners generally, the Registrant has reorganized and moved up the disclosure about how to contact the Company. (See the disclosure under the sub-header “How to Contact the Company About the Performance Lock” which now appears as the first sub-section under the caption “PERFORMANCE LOCK.”) In addition, the Registrant has revised and highlighted the second to last sentence of the disclosure under the sub-header “Locked Index Value” as follows:

You are also encouraged to contact the Annuity Service Office by telephone at (888) 243-1932 to find out if the Performance Lock has taken effect—i.e., if the Index Value has been locked.

In light of the foregoing, including the revised disclosure emphasizing that Owners should contact the Company, the Registrant respectfully declines to specify the manner in which it will inform Owners in writing if the Performance Lock does not take effect.

b.        Comment:        In the third paragraph under the sub-header, “Locked Index Value,” under the caption “PERFORMANCE LOCK,” the disclosure states that an Owner may set a target Index Value at which the Owner would like the Performance Lock to take effect automatically. Please clarify the method(s) of communication by which Owners may set a target Index Value.

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July 9, 2021

b.        Response:        As noted in response to comment 5.a. above, the Registrant has reorganized the disclosure under the caption “PERFORMANCE LOCK” to move the contact information “front and center.” The Registrant has also revised the disclosure under the sub-header “How to Contact the Company About the Performance Lock” as follows:

All notifications to or other communications with the Company referred to in this supplement concerning the Performance Lock—including, for example, to submit a Notice of election to lock the Index Value for your Shield Option, to set a target Index Value, or to transfer the Interim Value after a Locked Index Value takes effect—may be made by you or through your financial representative:

Since the Registrant has clarified that Owners should use the contact information provided for all notifications to or other communications with the Company about the Performance Lock, the Registrant does not believe it is necessary to repeat such disclosure in the discussion of target Index Values.

6.	Performance Lock—Submission of Multiple Target Index Values

Comment:        Clarify whether an Owner may submit a subsequent target Index Value—or otherwise change a previously submitted target Index Value—if the Index Value has not been locked.

Response:        In response to the Staff’s comment, the Registrant has revised the third paragraph under the sub-header “Locked Index Value” as follows:

If the closing Index Value at the end of a Business Day equals or exceeds your target Index Value, that Index Value will become a Locked Index Value automatically. Until this occurs, you may change your target Index Value; regardless of whether multiple target Index Values are submitted during a Business Day or over the course of several days, the last request received prior to 4 PM Eastern Standard Time on a Business Day will be utilized as the applicable target Index Value. Any target Index Value submitted after 4 PM Eastern Standard Time will be set as of the following Business Day. However, upon effectiveness of the Performance Lock, subsequent submissions of target Index Values will be disregarded. (emphasis added)

7.      Performance Lock—Options After a Locked Index Value Takes Effect and Transfers of Interim Value (page 2)

a.        Comment:        Clarify when a transfer of Interim Value takes effect (e.g., same business day as notice of election to transfer).

a.        Response:        Since the Supplement discloses that an Owner may elect to transfer the Interim Value “on any Contract Anniversary” and that “[a] transfer of the Interim Value will only occur on a Contract Anniversary,” the Registrant does not believe it bears repeating that a transfer of Interim Value will take effect on a Contract Anniversary.

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b.        Comment:        Highlight (e.g., in bold) the disclosure that the transfer procedures and requirements—which apply only after a Locked Index Value takes effect—differ from the transfer procedures and requirements described in the Contract’s prospectus. The Staff believes that this disclosure is particularly important and should appear at the beginning of the discussion of transfer options for a Locked Index Value.

b.        Response:        The Registrant has enhanced the disclosure by adding additional sub-headers, including “Transfers or Renewals at Term End Date” and “Transfers During the Term.” In addition, the Registrant has moved and emphasized the disclosure noting the difference between the transfer procedures and requirements in the Prospectus and the Supplement as follows:

Transfers During the Term

Please note that the following transfer procedures and requirements—which apply only after a Locked Index Value takes effect—differ from the transfer procedures and requirements described in your Contract’s prospectus. Specifically, transfers of Interim Value after a Locked Index Value takes effect may be made only on a Contract Anniversary; the Transfer Period described in your Contract’s prospectus does not apply to transfers of Interim Value after a Locked Index Value takes effect.

8.	How to Contact the Company About the Performance Lock

Comment:        Please supplement the disclosure under the caption “How to Contact the Company About the Performance Lock” to clarify that an Owner should use the contact information to set a target Index Value and renew the Owner’s Shield Option or transfer to a new Shield Option. The Registrant should confirm that all possible actions that require contacting the Company are cited in the paragraph preceding the Company’s contact information.

Response:        Rather that specifying all potential actions that an Owner can take, the Registrant has revised the disclosure to clarify that Owners should use the contact information provided for all notifications to and communications with the Company regarding the Performance Lock. In addition, the Registrant has provided examples of such communications (e.g., Notice of election to lock the Index Value, to set a target Index Value, etc.). See the response to comment 5.a. above.

9.	Index Performance with a Locked Index Value

a.        Comment: The Staff notes disclosure under the caption “Index Performance with a Locked Index Value” states that if the Index associated with your Shield Option is substituted, the Company will calculate a new target Index Value on the new Index. Please clarify how the new target Index Value will be calculated.

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a.        Response:        For the Staff’s information, the Registrant notes that in the unlikely event that an Index associated with a Shield Option is substituted, the new target Index Value will be determined by calculating the percentage difference between the replaced Index’s starting Index Value and the current target Index Value. The percentage difference (between the replaced Index’s starting Index Value and the initial set target Index Value) will then be applied to the substituted Index on the substitution date to determine the target Index Value of the substituted Index. The Registrant strongly believes that the technical pricing aspects involved with calculating a replacement target Index Value would be confusing to Owners and have no disclosure benefit—particularly since (a) an Index has never been substituted and (b) it is highly unlikely that an Index would need to be substituted.

b.        Comment:        With respect to the above-referenced disclosure, the Supplement further states that in such circumstances—i.e., if the Index associated with an Owner’s Shield Option is substituted—the Company will notify the Owner of the change. Please explain how the Company will provide such notice.

b.        Response:        Please see the Registrant’s response to comment 9.a. above. Since it is highly unlikely that an Index would be substituted, the Registrant does not believe that adding additional details are necessary or beneficial to Owners.

10.	Performance Lock Factor

a.        Comment:        Clarify the second sentence under the above-referenced caption, which begins with “With the Performance Lock Factor, you will receive a lower Interim Value…etc.” The Staff recommend stating more clearly that the Performance Lock Factor enables the Company to keep a small percentage as compensation for the costs and risks assumed in providing the Performance Lock.

a.        Response:    The Registrant has revised the disclosure under the above-referenced caption as follows:

For any Shield Option with a Locked Index Value, the Performance Lock Factor is a small percentage reduction in (a) the Interim Value prior to the end of the Term or (b) the Investment Amount at the end of the Term, as applicable, that is retained by the Company to compensate it for the costs and risks that the Company assumes in providing the Performance Lock with your Shield Option. As a result of the Performance Lock Factor, you will receive a lower Interim Value prior to the end of the Term or Investment Amount at the end of the Term. The Performance Lock Factor is based on the Term of your Shield Option with a Locked Index Value and the number of completed Contract Year(s) since the Term Start Date as shown in the table below.

b.        Comment:        In the above-referenced disclosure, please delete the clause” than if the Performance Lock Factor had not been applied.”

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July 9, 2021

b.        Response:        The Registrant has revised the disclosure regarding the Performance Lock Factor and deleted the clause at issue. Please see the response to comment 10.a. above.

c.        Comment:        In general, the Staff believes that the Performance Lock Factor should be described with greater precision since it is not a defined term. The Staff recommends clarifying that it is a percentage reduction in Interim Value or Investment Amount, as applicable.

c.        Response:        The Registrant has revised the disclosure regarding the Performance Lock Factor. Please see the response to comment 10.a. above.

11. Calculating	Interim Value with a Locked Index Value

a.        Comment:        As with the disclosure regarding the difference in transfer procedures and requirements for a Shield Option with a Locked Index Value as compared to the prospectus disclosure, the Staff believes that the disclosure immediately preceding the Examples that the definition and calculation of Interim Value with a Locked Index Value differs from the prospectus disclosure should be emphasized, highlighted and moved to the beginning of the sub-section discussing Interim Value.

a.        Response:        In response to the Staff’s comment, the Registrant has moved up and highlighted the disclosure at issue as follows:

Please note that for any Shield Option with a Locked Index Value, the following definition and calculation of Interim Value differs from the definition and calculation of Interim Value in your Contract’s prospectus due to the use of the Locked Index Value for Index Performance and the application of the Performance Lock Factor, as described above.

b.        Comment:        The Staff notes the sentence under the header “Example 2—Calculating your Interim Value” states that an Interim Value Calculation will be made if you annuitize, die, make a withdrawal, Surrender your Contract, or after a Locked Index Value takes effect.” Please revise and move the foregoing sentence to the narrative discussion of calculating Interim Value with a Locked Index Value as it is out of place in the example explanation and may be confusing to readers (since the Interim Value calculation example specifically relates to circumstances in which a Locked Index Value takes effect).

b.        Response:        Since the circumstances in which an Interim Value Calculation will be made are already addressed in the prospectus and in the Supplement (after a Locked Index Value takes effect), the Registrant does not believe it is necessary to move the disclosure at issue and, instead, has deleted the sentence.

12. Examples

a.        Comment: In Example 1A—Investment Amount with a Locked Index Value (no withdrawals), please delete the line item for “Cap Rate,” which does not appear to be applicable to the

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particular example since the Investment Amount is held to Term End Date. Similarly, please confirm the applicability of the Cap Rate to example 2A and, if not relevant, delete the line item.

a.        Response:        Upon further review, the Registrant confirms the applicability and appropriateness of the line item for the Cap Rate in Examples 1A and 2A. The Registrant respectfully notes that the cap rate is applicable even if the Investment Amount is held to Term End Date.

b.        Comment:        In Example 1B—Investment Amount with a Locked Index Value After Withdrawal (not including Withdrawal Charges), please confirm the figure shown in the line item for Investment Amount adjusted for any Withdrawals, which the Staff notes differs slightly from the initial Supplement disclosure, presumably due to rounding differences (i.e., $50,909 vs. $50,908). Similarly, please confirm the figure shown in the line item for Investment Amount ($54,320 vs. $54,319).

b.        Response:        The Registrant confirms that the figures at issue are correct and differ from the initial Supplement disclosure due to rounding differences.

c.        Comment:        The footnotes to Example 1C—Investment Amount with a Locked Index Value After Withdrawal (including Withdrawal Charges), appears to be missing footnotes (7) and (8)—please include or renumber the footnotes as appropriate.

c.        Response:        The Registrant notes that the footnotes at issue appear within the Supplement but may have appeared to the Staff to be “missing” due to formatting, which the Registrant has corrected.

d.        Comment:        Please provide additional detail to current footnote (9) to Example 1C—Investment Amount with a Locked Index Value After Withdrawal (including Withdrawal Charges, to break out the process by which the net amount payable to the Contract Owner is equal to the amount withdrawn. In this regard, the Registrant should ensure that each footnote calculation is presented with the same level of detail as to the manner of calculating the figure at issue.

d.        Response:        The Registrant has revised the footnote in response to the Staff’s comment as follows:

(9)	The net amount payable to the Contract Owner is equal to: $50,000 [the amount withdrawn] - $2,800 [Withdrawal Charges] = $47,200

e.        Comment:        Please review the reference to the defined term “Term Date” in footnote (6) to Example 2B—Interim Value with a Locked Index Value After Withdrawal (not including Withdrawal Charges), and, if appropriate, revise the disclosure to refer to the “Term End Date.” Please make conforming revisions elsewhere in the Supplement, as appropriate.

e.        Response:        The Registrant has revised the disclosure to refer to “Term End Date.”

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July 9, 2021

13. Increase	in Return of Premium Death Benefit Maximum Issue Age (page 8)

a.    Comment:        Please emphasize/highlight (e.g., in bold) the last sentence of the disclosure under the above-referenced caption stating that the disclosure regarding the Standard Death Benefit should be understood as superseding any conflicting disclosures in the prospectus. The Staff believes the foregoing disclosure should appear at the beginning of the section.

a.    Response:        The Registrant has emphasized and moved up the disclosure at issue as follows:

Please note that the following disclosure regarding the Standard Death Benefit should be understood as superseding any conflicting disclosures in your Contract’s prospectus solely with respect to those Owners for whom this Supplement is applicable (i.e., for Contracts issued based on applications received on or after August [●], 2021).

b.    Comment:        In the second sentence of the disclosure under the above-referenced caption, please add “including any applicable Withdrawal Charges” immediately after “and the Fixed Account for each partial withdrawal.”

b.    Response:        The Registrant has added the disclosure as requested by the Staff.

As always, we appreciate the Staff’s review of and comments on the Post-Effective Amendments. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/daa